Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS FIRST QUARTER 2024 FINANCIAL RESULTS

CONSOLIDATED HIGHLIGHTS – FIRST QUARTER 2024

●	Revenue of $417.7 million decreased 30.7% (or increased 35.5% organically) reflecting a $399.1 million year-on-year foreign exchange (“FX”) headwind largely as a result of the 64.9% devaluation of the Nigerian Naira (“NGN”) when comparing the first quarter, 2024 to the first quarter, 2023 average FX rate
●	Adjusted EBITDA of $185.2 million (44.3% Adjusted EBITDA Margin) decreased by 44.8%, reflecting a $182.5 million year-on-year FX headwind largely as a result of the devaluation of the NGN when comparing the first quarter, 2024 to the first quarter, 2023 average FX rate
●	Loss for the period was $1,557.3 million of which $1,398.7 million relates to unrealized FX losses
●	Cash from operations was $93.0 million
●	Adjusted Levered Free Cash Flow (“ALFCF”) was $43.1 million
●	Total Capex was $53.1 million
●	Reiterating 2024 guidance for revenue of $1,700-1,730 million, Adjusted EBITDA of $935-955 million, ALFCF guidance of $285-305 million, Capital expenditure (“Total Capex”) of $330-370 million and net leverage ratio target remains 3.0x-4.0x

London, United Kingdom, May 14, 2024. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the first quarter ended March 31, 2024.

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We’re reporting solid performance across our key metrics when considering the further significant devaluation of the Nigerian currency – the Naira – that took place during the second half of 2023 and continued into the first quarter of 2024. Results were broadly in-line with our expectations while ALFCF meaningfully outperformed due to timing. We expect to see more positive momentum in the second quarter as our contract resets kick-in post the devaluation in Q1’24. As such, we are maintaining our 2024 guidance, including our FX assumptions.

We’ve made strong commercial progress since the beginning of the year across our African business. Organic growth for the quarter was 35%. Groupwide, we added 270 tenants and 523 lease amendments and built 216 towers, including 158 in Brazil. We previously announced the signing of a new 3,950 tenant multi-year roll-out agreement with Airtel in Nigeria in February, which also included a three-year contract extension. We have renewed our master lease agreement with MTN in Zambia for a further 10 years and also just extended our MLA with MTN South Africa by another two years until 2034.

For the remainder of the year, we expect an acceleration in our KPIs as the underlying trends driving our business remain healthy and the impact of our FX resets that are associated with the Naira devaluation that occurred this quarter start to meaningfully benefit our Adjusted EBITDA margins.

During the quarter the average FX rate for the U.S. dollar to the Naira was 1,316 and was in-line with our guidance of 1,315. This, however, compares to 815 in Q4’23 and 461 a year ago, and equates to a $133 million headwind quarter-over-quarter and a $392 million headwind year-over-year. We however have seen the Naira appreciate vs. the peak rates we saw in March, although it remains volatile. We’ve also seen a material improvement in U.S. dollar availability in Nigeria and have upstreamed $61 million to Group since the end of the quarter.

Regarding our strategic review, we continue to look at all options through a value creation lens with a goal of maximizing the value of our assets and therefore value for shareholders over the near, medium and long term. There are a number of areas of focus here. First, increasing our operating profitability and substantially reducing our capex to increase cash flow generation, which is reflected in our 2024 guidance and implies a notable step-up in Adjusted EBITDA margins for the remainder of the year and a significant reduction in capex year-over-year. Second, we continue to review our portfolio of markets to determine the right composition for IHS going forward. This is expected to include the disposal of certain markets with a target of raising $500 million to $1 billion over the next 12 months. And third, capital allocation of increased cash flow and disposal proceeds raised are expected to be primarily utilized to reduce debt. However, we will also consider deploying excess proceeds through share buybacks and / or introducing a dividend policy. To be clear, these initial targets do not rule out further initiatives to continue increasing shareholder value, which we continue to assess in parallel.

While it’s only been two months, we’re off to a good start, with significant work already completed by us and our advisors to identify and analyze these various opportunities. We will continue providing updates as we progress.

Lastly, on governance, as previously disclosed in January 2024, we reached a settlement agreement with Wendel reflecting a commitment to strong corporate governance and constructive shareholder engagement. IHS’ Board of Directors are supportive of the proposals being put forward by Wendel and recommends investors vote to approve these changes at our next AGM which is expected to occur in June. Should shareholders support these proposals, we will have better aligned our governance policies with that of mature U.S. listed companies, which was an important goal we set at the time of our public listing.”

RESULTS FOR THE FIRST QUARTER 2024

The table below sets forth select financial results for the quarters ended March 31, 2024 and March 31, 2023:

	Three months ended
	March 31,	March 31,		Y on Y
	2024	2023		Growth
	$’000	$’000%

Revenue	417,744	602,528		(30.7)
Adjusted EBITDA(1)	185,159	335,544	*	(44.8)
(Loss)/income for the period	(1,557,250)	7,775	*	(20,128.9)
Cash from operations	92,984	251,859		(63.1)
ALFCF(1)	43,111	154,904		(72.2)

(1)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.
*	Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Impact of Nigerian Naira devaluation

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian FX market by replacing the old regime of multiple exchange rate segments into a single Investors and Exporters (“I&E”) window within which FX transactions would be determined by market forces and which was subsequently renamed NAFEM (Nigeria Autonomous Foreign Exchange Market) in October 2023. The Group uses the USD/NGN rate published by Bloomberg for Group reporting purposes.

As a result, the Naira devalued 37.3% between the period immediately prior to the announcement and the month end rate as of June 30, 2023, from ₦472.3 to $1.00 as of June 14, 2023 to ₦752.7 to $1.00 as of June 30, 2023. The Naira continued to devalue by a further 17.4% in the second half of 2023 and closed at a rate of ₦911.7 to $1.00 as of December 31, 2023.

In January 2024, there was a further significant devaluation of 37.4% in the Naira to ₦1,455.6 to $1.00 as of January 31, 2024, with the Naira closing at a rate of ₦1,393.5 to $1.00 as of March 31, 2024. Due to the Naira devaluation, Revenue and segment Adjusted EBITDA were negatively impacted by $392.1 million and $178.5 million, respectively, in the first quarter of 2024, based on an average rate used of ₦1,315.9 to $1.00 when compared to the average rate of ₦461.4 to $1.00 used in the first quarter of 2023. This negative impact on Revenue and segment Adjusted EBITDA was partially offset by $173.0 million in contract resets during the same period. In addition, the Naira devaluation resulted in an impact on finance costs, specifically related to unrealized FX losses on financing of $1,369.2 million in our Nigeria segment. This is due to the USD denominated historical internal shareholder loans from Group entities to Nigeria and USD denominated third party debt. As the functional currency of the Nigeria businesses is NGN, these USD balances have been revalued in NGN using the rate as of March 31, 2024 resulting in an increase in unrealized loss on FX.

Results for the three months ended March 31, 2024 versus 2023

During the first quarter of 2024, revenue was $417.7 million compared to $602.5 million for the first quarter of 2023, a decrease of $184.8 million, or 30.7%. Organic revenue(1) increased by $213.7 million, or 35.5%, driven primarily by FX resets and escalations. Aggregate inorganic revenue growth was $0.7 million, or 0.1%, for the first quarter of 2024, which related to the sixth stage of the Kuwait Acquisition. The increase in organic growth was more than offset by the non-core impact of negative movements in FX rates of $399.1 million, or 66.2% of which $392.1 million was due to the devaluation of the NGN.

Adjusted EBITDA was $185.2 million for the first quarter of 2024, compared to $335.5 million for the first quarter of 2023. Adjusted EBITDA margin for the first quarter of 2024 was 44.3% (first quarter of 2023: 55.7%). The decrease in Adjusted EBITDA reflects the decrease in revenue as discussed above partially offset by the decrease in cost of sales. The reduction in cost of sales was primarily driven by lower diesel pricing and consumption of $31.4 million, alongside a decrease in tower repairs and maintenance costs, security cost, electricity costs and site regulatory permit costs of $12.3 million, $5.0 million, $4.9 million and $3.4 million, respectively. These decreases were partially offset by an increase in net FX losses on cost of sales of $32.4 million.

Loss for the period was $1,557.3 million for the first quarter of 2024, compared to an income of $7.8 million for the first quarter of 2023. The loss for the period reflects the decrease in revenue due to negative movements in FX rates discussed above and an increase in net finance costs, specifically related to the increased unrealized FX losses on financing of $1,347.0 million. This is coupled with a decrease in revenue and an increase in administrative expenses, partially offset by a decrease in cost of sales.

Cash from operations and ALFCF for the first quarter of 2024 were $93.0 million and $43.1 million, respectively, compared to $251.9 million and $154.9 million, respectively, for the first quarter of 2023. The decrease in cash from operations reflects a decrease in operating income and working capital of $148.6 million and $10.3 million, respectively. The decrease in ALFCF was primarily due to the decrease in cash from operations as discussed above, and the increase in net interest paid of $15.3 million, partially offset by a decrease in maintenance capital expenditure, revenue withholding tax and net movement in working capital of $34.0 million, $20.0 million and $10.3 million, respectively.

(1)	Refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of organic revenue and additional information.

Segment results

Revenue and Adjusted EBITDA by segment:

Revenue and segment Adjusted EBITDA, our key profitability measures used to assess the performance of our reportable segments, were as follows:

	Revenue			Adjusted EBITDA
	Three months ended			Three months ended
	March 31,	March 31,		March 31,	March 31,
	2024	2023	Change	2024	2023		Change
	$'000	$'000%		$'000	$'000%

Nigeria	227,734	424,978	(46.4)	102,869	271,879		(62.2)
SSA	131,315	122,160	7.5	69,652	65,481	*	6.4
Latam	47,773	45,649	4.7	33,845	31,172		8.6
MENA	10,922	9,741	12.1	6,072	3,666		65.6
Unallocated corporate expenses (a)	—	—	—	(27,279)	(36,654)		(25.6)
Total	417,744	602,528	(30.7)	185,159	335,544	*	(44.8)

* Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

(a) Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

Nigeria

Revenue for our Nigeria segment decreased by $197.2 million, or 46.4%, to $227.7 million for the first quarter of 2024, compared to $425.0 million for the first quarter of 2023. Organic revenue increased by $194.9 million, or 45.9%, driven primarily by FX resets and escalations. The decrease in revenue was primarily driven by the non-core impact of negative movements in FX rates of $392.1 million, or 92.3%. Revenue for the first quarter of 2023 included non-recurring revenue of $48.1 million. Year-on-year, within our Nigeria segment, Tenants increased by 479, including 541 from Colocation and 137 from New Sites, partially offset by 199 Churned, while Lease Amendments increased by 2,915.

Segment Adjusted EBITDA was $102.9 million for the first quarter of 2024, compared to $271.9 million for the first quarter of 2023, a decrease of $169.0 million, or 62.2%. The decrease in segment Adjusted EBITDA primarily reflects the decrease in revenue discussed above, partially offset by an overall reduction in cost of sales of $25.2 million. This reduction in cost of sales was primarily driven by lower diesel pricing and consumption of $32.0 million, alongside a decrease in maintenance cost, security cost and permits and other fees of $11.3 million, $4.1 million and $3.3 million, respectively, partially offset by an increased FX loss of $31.8 million included within other cost of sales.

SSA

Revenue for our SSA segment increased by $9.2 million, or 7.5%, to $131.3 million for the first quarter of 2024, compared to $122.2 million for the first quarter of 2023. Organic revenue increased by $18.4 million, or 15.1%, driven primarily by escalations and FX resets. The increase in revenue was partially offset by the non-core impact of negative movements in FX rates of $9.2 million, or 7.6%. Year-on-year, within our SSA segment, Tenants increased by 605, including 338 from Colocation, 215 from New Sites and 52 Churned, while Lease Amendments increased by 1,042.

Segment Adjusted EBITDA was $69.7 million for the first quarter of 2024, compared to $65.5 million for the first quarter of 2023, an increase of $4.2 million, or 6.4%. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in cost of sales of $4.6 million. The increase in cost of sales was primarily driven by higher power generation of $6.0 million, partially offset by a decrease in maintenance costs of $1.3 million.

Latam

Revenue for our Latam segment increased by $2.1 million, or 4.7%, to $47.8 million for the first quarter of 2024, compared to $45.6 million for the first quarter of 2023. The increase in revenue was driven by the non-core impact of positive movements in FX rates of $2.3 million, or 5.0%. Revenue growth was offset by a decrease of $6.4 million relating to a change in Oi customer contract terms in the first quarter of 2024. Year-on-year, within our Latam segment, Tenants increased by 626, including 951 from New Sites, 207 from Colocation and 9 from acquisition of tenants, partially offset by 541 Churned, while Lease Amendments increased by 131.

Segment Adjusted EBITDA was $33.8 million for the first quarter of 2024, compared to $31.2 million for the first quarter of 2023, an increase of $2.7 million, or 8.6%. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above and a decrease in allowance for doubtful debt of $2.9 million, partially offset by an increase in employee costs and cost of sales of $1.3 million and $0.8 million, respectively.

MENA

Revenue for our MENA segment increased by $1.2 million, or 12.1%, to $10.9 million for the first quarter of 2024, compared to $9.7 million for the first quarter of 2023. Organic revenue increased by $0.6 million, or 6.0%, driven primarily by New Sites and escalations and grew inorganically in the period by $0.6 million, or 6.5%. Year-on-year, within our MENA segment, Tenants increased by 141, including 109 from tenant acquisition, 44 from New Sites, 1 from Colocation, partially offset by 13 Churned.

Segment Adjusted EBITDA was $6.1 million for the first quarter of 2024, compared to $3.7 million for the first quarter of 2023, an increase of $2.4 million, or 65.6%. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above as well as a decrease in net FX loss included in administrative expenses of $0.8 million.

INVESTING ACTIVITIES

During the first quarter of 2024, capital expenditure (“Total Capex”) was $53.1 million, compared to $152.6 million for the first quarter of 2023. The decrease is primarily driven by lower capital expenditure for our Nigeria, SSA and MENA segments of $76.7 million, $22.5 million and $1.2 million, respectively, partially offset by an increase in capital expenditure of $1.6 million for our Latam segment. The decrease in Nigeria was primarily driven by decreases of $35.0 million related to Project Green, $29.9 million related to maintenance capital expenditure, $6.5 million from augmentation capital expenditure, $2.1 million for other capital expenditure and $1.6 million from New Sites capital expenditure. The decrease in SSA was primarily driven by decreases of $13.0 million in refurbishment capital expenditure, $5.2 million related to maintenance capital expenditure and $3.3 million in corporate capital expenditure. The increase in Latam is primarily driven by increases of $8.7 million related to New Sites capital expenditure, $2.5 million from augmentation capital expenditure and $1.2 million related to maintenance capital expenditure, partially offset by a decrease of $6.1 million related to fiber capital expenditure, $2.1 million in corporate capital expenditure and $0.5 million from purchase of land for new or existing sites. The total capital expenditure incurred on Project Green from commencement until March 31, 2024, was $205.6 million, of which a saving of $1.4 million was recognized in the first quarter of 2024.

FINANCING ACTIVITIES AND LIQUIDITY

Below is a summary of key facilities we have entered into, repaid or amended during the first quarter of 2024. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on March 31, 2024.

IHS Holding (2022) Bullet Term Loan Facility

In March 2024, the available commitments under the IHS Holding 2022 Term Loan were further voluntarily reduced by $70.0 million.

As of March 31, 2024, $370 million of the IHS Holding (2022) Bullet Term Loan Facility was drawn. The majority of the drawn proceeds have been applied toward the prepayment of the IHS Holding Bridge Facility, the U.S. dollar tranche of the Nigeria 2019 Facility and general corporate purposes.

CIV (2023) Term Loan

In February 2024, €56.1 million (approximately $60.5 million) and XOF 7,109.0 million (approximately $11.7 million) was drawn down under the CIV 2023 Term Loan and the proceeds were applied towards, inter alia, the repayment of the IHS Côte d’Ivoire S.A. Facility.

As of March 31, 2024, an aggregate amount of €56.1 million and XOF 7,109.0 million (approximately $72.2 million) has been drawn down under this facility.

IHS Côte d’Ivoire S.A. Facility

The IHS Côte d’Ivoire S.A. Facility was fully repaid in February 2024 using the proceeds received from the initial drawdown of the CIV 2023 Term Loan.

IHS South Africa Overdraft

As of March 31, 2024, ZAR 200.4 million (approximately $10.6 million) has been drawn down under this facility.

Nigeria (2023) Revolving Credit Facility

As of March 31, 2024, NGN 15.0 billion (approximately $10.8 million) has been drawn down under this facility.

IHS Holding (2024) Term Facility

IHS Holding Limited entered into a $270.0 million loan agreement on March 8, 2024 (as amended and/or restated from time to time, the “IHS Holding 2024 Term Facility”), between, amongst others, IHS Holding Limited as borrower and Standard Chartered Bank (Singapore) Limited as the original lender. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

The interest rate per annum applicable to loans made under the IHS Holding 2024 Term Facility is equal to Term SOFR, plus a margin (ranging from 4.50% to 7.00% per annum over the duration of the IHS Holding 2024 Term Facility), based on the relevant margin step-up date). IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments.

The IHS Holding 2024 Term Facility is scheduled to terminate on the date falling 24 months from the date of the loan agreement and is repayable in installments.

As of March 31, 2024, $270.0 million of the IHS Holding 2024 Term Facility was drawn down. The majority of the drawn proceeds have been applied toward the repayment of the Letter of Credit Facilities in Nigeria.

Letter of Credit Facilities

As of March 31, 2024, IHS Nigeria Limited has utilized $5.8 million through funding under agreed letters of credit. These letters mature on June 30, 2024, and their interest rates range from 12.00% to 15.55%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of March 31, 2024, INT Towers Limited has utilized $17.5 million through funding under agreed letters of credit. These letters mature on June 30, 2024, and their interest rates range from 12.00% to 15.75%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of March 31, 2024, Global Independent Connect Limited has utilized $1.0 million through funding under agreed letters of credit. These letters mature on June 30, 2024, and their interest rates range from 13.25% to 15.25%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

FINANCING ACTIVITIES AND LIQUIDITY AFTER REPORTING PERIOD

Below is a summary of key facilities we have entered into, repaid or amended after the first quarter of 2024 up to May 10, 2024.

IHS Holding 2022 Term Loan

In April 2024, $60.0 million in available commitments were drawn down under this loan agreement. As of May 10, 2024, IHS Holding 2022 Term Loan has been fully drawn down in an amount of $430.0 million.

Nigeria (2023) Revolving Credit Facility

As of May 10, 2024, NGN 27.8 billion (approximately $19.9 million) has been drawn down under this facility.

IHS South Africa Overdraft

As of May 10, 2024, ZAR 128.5 million (approximately $6.8 million) has been utilized under this facility.

OTHER ACTIVITIES AFTER REPORTING PERIOD

Peru Share Purchase Agreement

On April 30, 2024, we completed the sale of our subsidiary in Peru, IHS Peru S.A.C., to the affiliates of SBA Communications Corporation. The subsidiary’s non-current assets classified as “Assets held for sale" will be derecognized in the second quarter of 2024.

MTN South Africa Power-as-a-Service (“PaaS”)

In May 2024, we signed an agreement with MTN South Africa to unwind the power managed services agreement previously entered into with them in 2022. The terms of the agreement provide that, once customary closing conditions precedent have been satisfied, the previously executed power managed services arrangement will be terminated, MTN will buy back power assets, and certain related amendments to our master lease agreement (including a 2 year extension to its term) will take effect.

Naira Upstreaming

Between the end of the reporting period and up to May 10, 2024, NGN 77.9 billion (approximately $61.0 million) has been upstreamed from Nigeria.

Full Year 2024 Outlook Guidance

The following full year 2024 guidance is based on a number of assumptions that management believes to be reasonable and reflects the Company’s expectations as of May 14, 2024. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information.

The Company’s outlook is based on the following assumptions:

●	Organic revenue Y/Y growth of approximately 49%
●	Average foreign currency exchange rates to 1.00 U.S. Dollar for January 1, 2024 through December 31, 2024 for key currencies: (a) 1,610 Nigerian Naira; (b) 5.00 Brazilian Real (c) 0.90 Euros (d) 19.00 South African Rand
●	Project Green capex of approximately $10.0 million
●	Build-to-suit of ~850 sites of which ~600 sites in Brazil
●	Net leverage ratio target of 3.0x-4.0x

Metric	Current Range
Revenue	$1,700M - $1,730M
Adjusted EBITDA (1)	$935M - $955M
Adjusted Levered Free Cash Flow (1)	$285M - $305M
Total Capex	$330M - $370M

(1)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA and ALFCF to (loss)/income and cash from operations, respectively, for the periods presented above without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, and insurance claims, and in the case of ALFCF, cash from operations, net movement in working capital and maintenance capital expenditures, each of which adjustments may have a significant impact on these non-IFRS measures.

Conference Call

IHS Towers will host a conference call on May 14, 2024 at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 307 1963 (U.S./Canada) or +44 20 3481 4247 (UK/International). The call ID is 6639993.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conferences outlined below, dates noted are subject to change. Visit www.ihstowers.com/investors/investor-presentations-events for additional conferences information.

●	J.P. Morgan Global TMT Conference (Boston) – May 20, 2024
●	Goldman Sachs Digital Infrastructure Conference (London) – May 21, 2024
●	TD Cowen TMT Conference (New York) – May 29, 2024
●	J.P. Morgan Frontier Markets Fixed Income Conference (London) – June 6, 2024
●	Barclays ESG Corporate Days (Virtual) – June 26, 2024

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is one of the largest independent multinational towercos solely focused on emerging markets. The Company has over 40,000 towers across its 11 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

For more information about the Company and our financial and operating results, please also refer to the 1Q24 Supplemental Information deck posted to our Investors Relations website at www.ihstowers.com/investors

Cautionary statement regarding forward-looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, anticipated results for the fiscal year 2024, industry and business trends, business strategy, plans (including productivity enhancements and cost reductions, and our ability to refinance or meet our debt obligations), market growth and our objectives for future operations, including our ability to renew customer lease agreements or grow our business through acquisitions, the impact of the devaluation of the Naira and other economic and geopolitical factors on our future results and operations, the outcome and potential benefit of our strategic review, the impact of and our ability to execute on the corporate governance changes pursuant to our settlement with Wendel, and our objectives for future operations and our participation in upcoming presentations and events.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or access U.S. Dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars, and acts of terrorism;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;

●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, references to our website and other documents contained in this press release are provided for convenience only, and their content is not incorporated by reference into this press release.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF (LOSS)/INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

	Three months ended
	March 31,	March 31,
	2024	2023*
	$’000	$’000

Revenue	417,744	602,528
Cost of sales	(254,290)	(306,649)
Administrative expenses	(166,696)	(97,321)
Net loss allowance on trade receivables	(4,560)	(3,560)
Other income	710	175
Operating (loss)/income	(7,092)	195,173
Finance income	10,806	6,828
Finance costs	(1,563,028)	(179,008)
(Loss)/income before income tax	(1,559,314)	22,993
Income tax benefit/(expense)	2,064	(15,218)
(Loss)/income for the period	(1,557,250)	7,775

(Loss)/income attributable to:
Owners of the Company	(1,553,328)	10,581
Non‑controlling interests	(3,922)	(2,806)
(Loss)/income for the period	(1,557,250)	7,775

(Loss)/income per share - basic	(4.67)	0.03
(Loss)/income per share - diluted	(4.67)	0.03

Other comprehensive income:
Items that may be reclassified to income or loss
Fair value gain through other comprehensive income	1	—
Exchange differences on translation of foreign operations	1,043,519	44,192
Other comprehensive income for the period, net of taxes	1,043,520	44,192

Total comprehensive (loss)/income for the period	(513,730)	51,967

Total comprehensive (loss)/income attributable to:
Owners of the Company	(503,135)	49,571
Non‑controlling interests	(10,595)	2,396
Total comprehensive (loss)/income for the period	(513,730)	51,967

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT MARCH 31, 2024 AND DECEMBER 31, 2023

	March 31,	December 31,
	2024	2023
	$’000	$’000
Non‑current assets
Property, plant and equipment	1,516,239	1,740,235
Right of use assets	826,445	886,909
Goodwill	467,991	619,298
Other intangible assets	861,997	933,030
Fair value through other comprehensive income financial assets	9	13
Deferred income tax assets	63,467	63,786
Derivative financial instrument assets	8,180	1,540
Trade and other receivables	125,705	147,292
	3,870,033	4,392,103
Current assets
Inventories	39,880	40,589
Income tax receivable	3,968	3,755
Derivative financial instrument assets	527	565
Trade and other receivables	351,654	607,835
Cash and cash equivalents	333,203	293,823
Assets held for sale	6,875	26,040
	736,107	972,607
TOTAL ASSETS	4,606,140	5,364,710

Non‑current liabilities
Trade and other payables	5,069	4,629
Borrowings	3,285,118	3,056,696
Lease liabilities	492,475	510,838
Provisions for other liabilities and charges	80,086	86,131
Deferred income tax liabilities	123,342	137,106
	3,986,090	3,795,400
Current liabilities
Trade and other payables	411,175	532,627
Provisions for other liabilities and charges	183	277
Derivative financial instrument liabilities	40,655	68,133
Income tax payable	58,732	75,612
Borrowings	183,223	454,151
Lease liabilities	89,203	91,156
	783,171	1,221,956
TOTAL LIABILITIES	4,769,261	5,017,356

Stated capital	5,397,690	5,394,812
Accumulated losses	(6,846,722)	(5,293,394)
Other reserves	1,059,000	8,430
Equity attributable to owners of the Company	(390,032)	109,848
Non‑controlling interest	226,911	237,506
TOTAL EQUITY	(163,121)	347,354
TOTAL EQUITY AND LIABILITIES	4,606,140	5,364,710

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interest	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2023	5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230
Options converted to shares	73,372	—	(73,372)	—	—	—
Share‑based payment expense	—	—	3,129	3,129	—	3,129
Total transactions with owners of the company	73,372	—	(70,243)	3,129	—	3,129
Income/(loss) for the period*	—	10,581	—	10,581	(2,806)	7,775
Other comprehensive income	—	—	38,990	38,990	5,202	44,192
Total comprehensive income*	—	10,581	38,990	49,571	2,396	51,967
Balance at March 31, 2023*	5,385,325	(3,307,071)	(892,524)	1,185,730	229,596	1,415,326

Balance at January 1, 2024	5,394,812	(5,293,394)	8,430	109,848	237,506	347,354
Options converted to shares	2,878	—	(2,878)	—	—	—
Share‑based payment expense	—	—	3,255	3,255	—	3,255
Total transactions with owners of the company	2,878	—	377	3,255	—	3,255
Loss for the period	—	(1,553,328)	—	(1,553,328)	(3,922)	(1,557,250)
Other comprehensive income	—	—	1,050,193	1,050,193	(6,673)	1,043,520
Total comprehensive (loss)/income	—	(1,553,328)	1,050,193	(503,135)	(10,595)	(513,730)
Balance at March 31, 2024	5,397,690	(6,846,722)	1,059,000	(390,032)	226,911	(163,121)

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

	Three months ended
	March 31,	March 31,
	2024	2023
	$’000	$’000

Cash flows from operating activities
Cash from operations	92,984	251,859
Income taxes paid	(13,142)	(14,443)
Payment for rent	(3,992)	(2,285)
Payment for tower and tower equipment decommissioning	(5)	(4)
Net cash generated from operating activities	75,845	235,127

Cash flows from investing activities
Purchase of property, plant and equipment	(61,031)	(105,417)
Payment in advance for property, plant and equipment	(4,343)	(35,802)
Purchase of software and licenses	(1,643)	(7,252)
Proceeds from disposal of property, plant and equipment	888	561
Insurance claims received	10	144
Interest income received	3,981	6,498
Net movement in short-term deposits	172,602	(46,981)
Net cash generated from/(used in) investing activities	110,464	(188,249)

Cash flows from financing activities
Bank loans and bond proceeds received (net of transaction costs)	380,383	368,096
Bank loans and bonds repaid	(328,679)	(264,345)
Fees on loans and derivative instruments	(3,255)	(6,508)
Interest paid	(81,334)	(68,503)
Payment for the principal of lease liabilities	(17,066)	(20,059)
Interest paid for lease liabilities	(13,209)	(12,120)
(Losses settled)/ profits received on derivative instruments	(20,148)	—
Net cash used in from financing activities	(83,308)	(3,439)

Net increase in cash and cash equivalents	103,001	43,439
Cash and cash equivalents at beginning of period	293,823	514,078
Effect of movements in exchange rates on cash	(63,621)	(41,928)
Cash and cash equivalents at end of period	333,203	515,589

Use of Non-IFRS financial measures

Certain parts of this press release contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Levered Free Cash Flow (“ALFCF”). The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites, net (income)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our income/(loss) for the period.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider these as an alternative to income/(loss) for the period or other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

We define ALFCF as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core cash flow of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account net working capital movements, net interest paid or received, withholding tax, income taxes paid, lease payments made, maintenance capital expenditure, and routine corporate capital expenditure. We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and routine capital expenditure required to generate those cash flows. Starting in the third quarter 2023, we replaced Recurring Levered Free Cash Flow (“RLFCF”) with ALFCF. As a result, we have re-presented the March 31, 2023 measure to be on a consistent basis with the ALFCF presented for March 31, 2024. Unlike RLFCF, ALFCF only includes the cash costs of business combination transaction costs, other costs and other income and excludes the reversal of movements in the net loss allowance on trade receivables and impairment of inventory to better reflect the liquidity position in each period. There is otherwise no change in the definition or calculation of this metric for the periods presented as a result of the name change.

We believe ALFCF is useful to investors because it is also used by our management for measuring our operating cash flow, liquidity and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, we use ALFCF in order to assess the long-term, sustainable operating liquidity of our business. ALFCF is derived through an understanding of the funds generated from operations, taking into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditure and routine corporate capital expenditure. ALFCF provides management with a metric through which to measure the underlying cash generation of the business by further adjusting for expenditure that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain cash items that impact cash from operations in any particular period.

ALFCF and similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an ALFCF-related measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the liquidity of a business. We present ALFCF to provide investors with a meaningful measure for comparing our liquidity to those of other companies, particularly those in our industry.

ALFCF and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing ALFCF as reported by us to ALFCF or similar measures as reported by other companies. ALFCF is unaudited and has not been prepared in accordance with IFRS.

ALFCF is not intended to replace cash from operations for the period or any other measures of cash flow under IFRS. ALFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditure are not included;
●	some of the items that we eliminate in calculating ALFCF reflect cash payments that have less bearing on our liquidity, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate ALFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on ALFCF.

Reconciliation from (loss)/ income for the period to Adjusted EBITDA and Adjusted EBITDA Margin

The following is a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS measure, which is (loss)/income for the three months ended March 31, 2024 and 2023:

	Three months ended
	March 31,	March 31,
	2024	2023*
	$'000	$'000

(Loss)/income for the period	(1,557,250)	7,775
Divided by total Revenue	417,744	602,528
(Loss)/income margin for the period	(372.8)%	1.3%
Adjustments:
Finance costs(a)	1,563,028	179,008
Impairment of goodwill	87,894	—
Depreciation and amortization	87,566	118,956
Impairment of withholding tax receivables(b)	8,216	11,255
Share-based payment expense(c)	3,181	3,289
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(d)	3,060	4,146
Other costs(e)	2,485	2,175
Business combination transaction costs	232	1,459
Other income	—	(30)
Insurance claims(f)	(10)	(145)
Net gain on disposal of property, plant and equipment	(373)	(734)
Income tax (benefit)/expense	(2,064)	15,218
Finance income(a)	(10,806)	(6,828)
Adjusted EBITDA	185,159	335,544
Divided by total Revenue	417,744	602,528
Adjusted EBITDA Margin	44.3%	55.7%

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022

(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net FX losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net FX gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(d)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(e)	Other costs for the three months ended March 31, 2024, included one-off consulting fees related to corporate structures and operating systems of $1.9 million and costs related to internal reorganization of $0.5 million. Other costs for the three months ended March 31, 2023 included one-off consulting fees related to corporate structures and operating systems of $1.6 million and one-off professional fees related to financing of $0.2 million.
(f)	Represents insurance claims included as non-operating income.

Reconciliation from cash from operations to ALFCF

The following is a reconciliation of ALFCF to the most directly comparable IFRS measure, which is cash from operations for the three months March 31, 2024 and 2023:

	Three months ended
	March 31,	March 31,
	2024	2023
	$'000	$'000

Cash from operations	92,984	251,859
Adjustments:
Net movement in working capital	96,620	86,346
Business combination transaction costs	1,050	2,221
Other costs(a)	692	3,070
Corporate capital expenditure(b)	(234)	(490)
Maintenance capital expenditure(c)	(9,766)	(43,758)
Income taxes paid	(13,142)	(14,443)
Withholding tax(d)	(13,473)	(33,432)
Lease and rent payments made	(34,267)	(34,464)
Net interest paid(e)	(77,353)	(62,005)
ALFCF	43,111	154,904

Non-controlling interest	(2,699)	(3,068)
ALFCF excluding non-controlling interest	40,412	151,836

(a)	Other costs for the three months ended March 31, 2024, primarily due to one-off consulting and professional fees.
(b)	Corporate capital expenditure, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.
(c)	We incur capital expenditure in relation to the maintenance of our towers and fiber equipment, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.
(d)	Withholding tax primarily represents amounts withheld by customers which may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(e)	Represents the aggregate value of interest paid and interest income received.